Exhibit — 99.1
Rediff.com Introduces Group Deals Service in 40 Indian Cities
New offering provides Indian consumers with city-wise deals across 70 services categories at
30 — 60 % discounted prices
Mumbai, India, April, 26, 2011 — Rediff.com India Limited (Nasdaq: REDF) today introduced its group deals service, named Rediff Deal Ho Jaye!, offering consumers an opportunity to discover new local services at discounted prices.
As the pioneer of e-commerce in India and its leading online media company with an audience of more than 15 million unique visitors per month, Rediff.com offers advertisers the ability to reach consumers in 40 cities throughout India. The service also enables consumers to learn about exciting things to do in their cities, to try out services that they haven’t tried before at significant discounts and to stay informed of new deals.
“With the introduction of Deal Ho Jaye!, Rediff now offers local merchants and business owners options for reaching consumers well beyond their traditional scope, building upon our e-commerce platform” said Ajit Balakrishnan, Chairman and CEO. Rediff.com. “Merchants will now have the ability to take advantage of Rediff.com’s reach to generate business through new customers by offering special discounts and promotions on Rediff Deal Ho Jaye!.
Mr. Balakrishnan continued, “Deal Ho Jaye! will help consumers discover new services and experiences in their city, such as restaurants, spas, hotels, healthcare, tattoos, hobby classes, adventure sports and other local attractions across 70 categories and at 30-60% discounts, thus helping them make the most of their quality time with their family and friends.”
Rediff.com Deal Ho Jaye! Offers will come from local merchants in each city. Consumers will be able to track upcoming promotions by subscribing to the Deal Ho Jaye! email newsletter or by SMS.
In bigger cities, consumers will now have the ability to locate deals even at a local zone level; in Mumbai, for example, consumers can opt to see deals in South Mumbai, Western suburbs, Central suburbs, and Navi Mumbai. For a full list of cities where Rediff Deal Ho Jaye! is available or to sign up your location, go to www.rediff.com and click on the Deals icon.
About Rediff India:
Rediff India (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services for Indians worldwide. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi, Bangalore, Chennai, Hyderabad and New York.

Safe harbor statement:
Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and reflect our current expectations. Forward-looking statements are identified by certain words or phrases such as “may”, “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations of such expressions. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the economies worldwide and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, acceptance of new products, legal and regulatory policies, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the Form 20-F and other reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.
For further details contact:
Mandar Narvekar
Rediff.com India Ltd.
Investor Relations and Corporate Affairs Contact
Tel.: +91-22-24449144 Extn 138
Email: investor@rediff.co.in